Diaspora Inc (dba Backerkit), a Delaware Corporation

Financial Statements

For The Year Ended July 31, 2025

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Diaspora, Inc. DBA Backerkit

Balance Sheet
July 31, 2025

ASSETS

Current Assets

Cash and cash equivalents	$	2,329,450
Accounts Receivable		655,452
Prepaid and other assets		280,555

Total Current Assets	$	3,265,457

Noncurrent Assets

Property and equipment, net		14,685
Right of use assets		175,733
Intagible assets, net		37,543
Deferred expenses		181,541
Other noncurrent assets		20,000

Total Noncurrent Assets		429,502

Total Assets	**$**	**3,694,959**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accrued expenses	$	247,964
Credit card liability		276,778
Deferred revenues		96,986
Lease liability, current portion		70,505

Total Current Liabilities	$	692,233

Noncurrent Liabilities

Convertible Debt		344,944

Total Noncurrent Liabilities	**$**	**344,944**

Total Liabilities	**$**	**1,037,177**

Equity

Net Income (Loss)	$	(2,198,263)
SAFE		150,000
WeFunder		1,420,385
APIC - Stock Options		1,701,797
Common Stock		217,735
Treasury Shares		(211,758)
Retained Earnings		1,577,887

Total Equity	$	2,657,782

Total Liabilities & Equity	**$**	**3,694,959**

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Diaspora, Inc. DBA Backerkit

Income Statement
For the Fiscal Year Ending July 31, 2025

Revenue	$ 17,125,436
Cost of Sold	11,359,947
Gross Profit	$ 5,765,489
	33.67%
Operating Expenses:	
Engineering and design	3,296,309
Advertising and marketing	2,886,514
Administrative compensation	688,755
General office expenses	364,439
Stock-based compensation	366,755
Depreciation and amortization	123,730
Professional Fees	342,257
Facilities expense	13,823
Computer expenses	6,146
Total Operating Expenses	$ 8,088,728
Rewards and cashback income	118,783
Dividend income	8,502
Interest Expense	(6,500)
Interest Income	54
Other expense, net	4,137
Total Other Income	$ 124,975.91
Net Income	$ (2,198,263)

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Diaspora, Inc. DBA Backerkit

STATEMENTS OF CASH FLOWS

For the Fiscal Year Ending July 31, 2025

Net Loss	(2,198,263)
Adjustments to reconcile net loss to net cash used in operations:	
Bad debts	40,339
Depreciation and amortization	123,730
Stock-based compensation	366,755
Right-of-use assets and lease liabilities	(108,540)
Changes in operating assets and liabilities:	
Accounts receivable	387,095
Prepaid and other current assets	(62,409)
Deferred expenses	229,755
Other noncurrent assets	-
Accrued expenses	76,999
Credit card liabilities	233,761
Deferred revenues	-
Net cash used in operating activities	(910,778)
Proceeds from issuance of common stock	15,069
Common Stock:CS@PAR	1
SAFE & WeFunder Investment	1,570,385
Accrued Interest on Convertible Debt	6,500
Net cash used in financing activities	1,591,955
Net change in cash and cash equivalents	681,177
Cash and cash equivalents at beginning of year	1,648,273
Cash and cash equivalents at end of year	2,329,450

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Diaspora, Inc. DBA Backerkit

Statement of Changes in Stockholder's Equity
For the Fiscal Year Ending July 31, 2025

Equity

Net Income (Loss)	$	(2,198,263)
SAFE		150,000
WeFunder		1,420,385
APIC - Stock Options		1,701,797
Common Stock		217,735
Treasury Shares		(211,758)
Retained Earnings		1,577,887
Total Equity	$	2,657,782

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Diaspora, Inc, (dba Backerkit)
Notes To The Financial Statements (Unaudited)
For The Year Ended July 31, 2025
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1. ORGANIZATION AND PURPOSE

Disapora, Inc. (dba Backerkit) (hereinafter referred to as "we", "our", "us" or the "Company") was incorporated on June 10, 2010 as a Delaware corporation. The headquarters of the Company are located in San Francisco, CA.

The Company provides a software platform designed to support creators throughout the lifecycle of their crowdfunding campaigns. BackerKit's services enable project creators to manage post-campaign operations such as pledge management, reward fulfillment, customer engagement, and ecommerce integration.

The Company primarily serves creators who launch projects on third-party crowdfunding platforms. BackerKit earns revenue through marketing services, service fees based on campaign volume, and fulfillment-related transaction fees. The Company's platform is used by a diverse range of creators including independent game developers, artists, hardware innovators, and publishers.

The Company provides a software platform designed to support creators throughout the lifecycle of their crowdfunding campaigns.

BackerKit's mission is to empower creative communities by making it easier to build, support, and deliver crowdfunded projects at scale.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted July 31 as its basis for reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of July 31, 2025 the Company's cash & cash equivalents amounted to $2,329,450.

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Accounts Receivables

Trade accounts receivables are recorded at the estimated collectible amounts that are due. Trade credit is generally extended on a short-term basis and, therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company, by policy, routinely assesses the financial strength of its customers. Based on the Company's assessment, an allowance for doubtful accounts is set at 0.75% of accounts receivable to account for potential credit losses as of July 31, 2025. Management of the Company believes that this policy appropriately addresses accounts receivable credit risk exposure and, as a result, does not expect significant write-downs in its accounts receivable balances.

The Company has accounts receivable amounting to $644,452 as of July 31, 2025.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the year ended July 31, 2025 amounted to $2,886,514.

3. DEBT

On November 6, 2020, the Company entered into an agreement to acquire certain tangible and intangible assets from Crowd Ox, LLC and related parties (the "Sellers"). The acquired assets included equipment, intellectual property, customer lists, non-compete agreements, and other business-related assets, excluding specified assets. The total purchase consideration for the transaction was $1,450,000, which included a retention-based contingent payment amounting to $750,000, payable over three years following the acquisition.

The $750,000 retention-based payment was structured as deferred payments that did not bear stated interest. The Company made a payment of $150,000 on November 18, 2021, followed by another $150,000 on November 1, 2022. The remaining balance of $450,000 was paid in full on November 6, 2023.

The balance of loans payable related to this arrangement was $0 as of July 31, 2025.

4. CONVERTIBLE NOTE

As of July 31, 2025, the Company has outstanding convertible notes totaling $344,944. Of these notes, $325,000 of the notes bear interest at 2% per annum and have an extended maturity date of January 31, 2030.

Upon maturity, the principal balance will automatically convert into shares of Series AA Preferred Stock unless converted earlier. The conversion price per share will be determined based on the Company's total outstanding common shares, inclusive of converted preferred stock, convertible securities, exercised options and warrants, and shares reserved or authorized under the Company's equity incentive plan.

5. CONTINGENCIES AND COMMITMENTS

Contingencies
The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

Litigation and Claims
From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. There were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 14, 2025, which is the date the financial statements were available to be issued. The Company has nothing to report.

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